

November 8, 2022

Leslie Magee
Chief Financial Officer
H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, LA 70809

   Re: H&E Equipment Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 24, 2022
     File No. 000-51759

Dear Leslie Magee:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenues, Rentals, page 31

1. You disclose "Rental equipment time utilization as a percentage of original equipment cost was approximately 69.7% for the year ended December 31, 2021 compared to 62.9% in the year ended December 31, 2020, an increase of 6.8%, largely attributable to the increase in demand in the current year" as one of the primary drivers for the increase in equipment rentals. Please explain and disclose how this metric is determined and how variances in this utilization rate impacted your rental revenues for the year ended December 31, 2021. Refer to Item 303(b)(2)(i) of Regulation S-K and Staff Release 33-10751 on key performance indicators and metrics in Management's Discussion and Analysis of Financial Condition and Results of Operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services